PRESIDENTIAL CERTIFICATION

June 24, 2025

To Whom It May Concern:

I, Emiel Hakim, President of SIERRA INTERNATIONAL NETWORK, INC., a California corporation located at 15333 Culver Drive, Irvine CA 92604, with EIN 99-1216173 and SEC CIK 0002011617, do hereby certify that the attached financial statements for the most recent fiscal year of the corporation are true and correct to the best of my knowledge and belief.

These financials were prepared in accordance with generally accepted accounting principles and accurately reflect the financial position of the company as of the date stated therein.

Sincerely,

/s/ Emiel Hakim
Emiel Hakim
President
SIERRA INTERNATIONAL NETWORK, INC.
emilh22@aol.com